UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

JEFFREY E. EBERWEIN

STAR EQUITY FUND, LP

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.54%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.54%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.54%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.54%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,550,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,550,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.03%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.54%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

BASHARA BOYD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 868153107

The following constitutes Amendment No. 3 (the “Amendment No. 3”) to the Schedule 13D filed by the undersigned on May 9, 2022 (as previously amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Capitalized terms not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,000,000 Shares beneficially owned by Star Equity Fund is approximately $1,024,734, excluding brokerage commissions. The aggregate purchase price of the 1,550,000 Shares directly owned by Mr. Eberwein is approximately $1,530,866, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and may continue to engage, in general discussions with the Issuer's Board and management team, including with respect to the composition of the Board, the Issuer’s corporate governance and evaluating all options to maximize shareholder value, including potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

10

CUSIP No. 868153107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 28,235,001 Shares outstanding as of May 13, 2022, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2022.

A.	Star Equity Holdings
(a)	Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 1,000,000 Shares beneficially owned by Star Equity Fund.

Percentage: Approximately 3.54%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Star Equity Fund
(a)	As of the close of business on June 24, 2022, Star Equity Fund beneficially owned 1,000,000 Shares.

Percentage: Approximately 3.54%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares by Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Star Equity GP
(a)	Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 1,000,000 Shares owned by Star Equity Fund.

Percentage: Approximately 3.54%

11

CUSIP No. 868153107

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Star Investment Management
(a)	Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 1,000,000 Shares owned by Star Equity Fund.

Percentage: Approximately 3.54%

(b)	1. Sole power to vote or direct vote: 1,000,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000,000

4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference
E.	Mr. Eberwein
(a)	As of the close of business on June 24, 2022, Mr. Eberwein directly owned 1,550,000 Shares of common stock. Additionally, Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 1,000,000 Shares owned by Star Equity Fund. In total Mr. Eberwein may be deemed the beneficial owner of 2,550,000 Shares of common stock.

Percentage: Approximately 9.03%

(b)	1. Sole power to vote or direct vote: 2,550,000

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,550,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares by Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Star Value
(a)	Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.

Percentage: Approximately 3.54%

12

CUSIP No. 868153107

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Pearse
(a)	As of the close of business on June 24, 2022, Mr. Pearse did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pearse has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
H.	Ms. Boyd
(a)	As of the close of business on June 24, 2022, Ms. Boyd did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Boyd has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

13

CUSIP No. 868153107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Robert G. Pearse and BaShara Boyd

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

14

CUSIP No. 868153107

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of
Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

50,000	$1.11	6/14/2022
29,703	$1.06	6/15/2022
42,388	$1.00	6/16/2022
35,056	$0.99	6/17/2022
34,929	$0.99	6/21/2022
57,924	$0.98	6/22/2022
33,107	$0.96	6/23/2022
16,893	$0.96	6/24/2022

1 The prices reported in this column are weighted average prices. Star Equity Fund, LP undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.